UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. 4)*

UCLOUDLINK GROUP INC.
(Name of Issuer)

Class A Ordinary Shares
(Title of Class of Securities)

90354D104**
(CUSIP Number)

December 31, 2023
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:
☐ Rule 13d-1(b)
☐ Rule 13d-1(c)
☒ Rule 13d-1(d)

*Due to an administrative error, the Amendment No. 3 to Schedule 13G filed on February 7, 2024 under reported the number of shares owned by the reporting persons. This Amendment No. 4 to Schedule 13G is filed solely to correct such error.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

** There is no CUSIP number assigned to the Class A ordinary shares. CUSIP number 90354D104 has been assigned to the American depositary shares (“ADSs”) of the Issuer, which are quoted on Nasdaq Global Market under the symbol “UCL.” Each ADS represents ten Class A ordinary shares, par value US$0.00005 per share.

CUSIP No.	90354D104	Page 2 of 7

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
AI Global Investment SPC(1)

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a)☐
(b)☐
3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION
Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
0

	6	SHARED VOTING POWER
24,019,800(1)

	7	SOLE DISPOSITIVE POWER
0

	8	SHARED DISPOSITIVE POWER
24,019,800(1)

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
24,019,800(1)

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES
☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
9.74%(1)(2)

12	TYPE OF REPORTING PERSON
CO

________________
(1)	The beneficial ownership of the securities reported herein is described in item 4 of this Schedule 13G Amendment.

(2)	Calculations are based on 246,686,120 Class A ordinary shares of the Issuer outstanding, as reported in the Issuer’s Form 20-F filed with the Securities and Exchange Commission on March 29, 2023.

CUSIP No.	90354D104	Page 3 of 7

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
Haitong International Asset Management (HK) Limited(1)

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a)☐
(b)☐
3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION
Hong Kong

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
0

	6	SHARED VOTING POWER
24,019,800(1)

	7	SOLE DISPOSITIVE POWER
0

	8	SHARED DISPOSITIVE POWER
24,019,800(1)

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
24,019,800(1)

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES
☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
9.74%(1)(2)

12	TYPE OF REPORTING PERSON
CO

________________
(1)	The beneficial ownership of the securities reported herein is described in item 4 of this Schedule 13G Amendment.

(2)	Calculations are based on 246,686,120 Class A ordinary shares of the Issuer outstanding, as reported in the Issuer’s Form 20-F filed with the Securities and Exchange Commission on March 29, 2023.

CUSIP No.	90354D104	Page 4 of 7

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
Shengzu Wang(1)

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a)☐
(b)☐
3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION
Hong Kong

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
0

	6	SHARED VOTING POWER
24,019,800(1)

	7	SOLE DISPOSITIVE POWER
0

	8	SHARED DISPOSITIVE POWER
24,019,800(1)

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
24,019,800(1)

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES
☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
9.74%(1)(2)

12	TYPE OF REPORTING PERSON
IN

________________
(1)	The beneficial ownership of the securities reported herein is described in item 4 of this Schedule 13G Amendment.

(2)	Calculations are based on 246,686,120 Class A ordinary shares of the Issuer outstanding, as reported in the Issuer’s Form 20-F filed with the Securities and Exchange Commission on March 29, 2023.

CUSIP No.	90354D104	Page 5 of 7

Item 1(a).	Name of Issuer: UCLOUDLINK GROUP INC.

Item 1(b).	Address of Issuer's Principal Executive Offices: Unit 2214-Rm1, 22/F, Mira Place Tower A 132 Nathan Road, Tsim Sha Tsui Kowloon, Hong Kong

Item 2(a).
Name of Person Filing:

This joint statement on Schedule 13G (Amendment No. 4) is being filed by AI Global Investment SPC (acting on behalf of and for the account of: (i) Haitong – Harvest Global Technology Fund S.P., (ii) Haitong Momentum Investment Fund I S.P., and (iii) AI Investment Fund S.P.), Haitong International Asset Management (HK) Limited and  Shengzu Wang, who are collectively referred to as the “Reporting Persons.”

The Reporting Persons have entered into a Joint Filing Agreement, dated February 13, 2023, a copy of which was filed as Exhibit A to the Schedule 13G filed by the Reporting Persons on February 13, 2023. Neither the fact of this filing nor anything contained herein shall be deemed to be an admission by the Reporting Persons that they have formed a group.

Item 2(b).
Address of Principal Business Office or, if none, Residence:

AI Global Investment SPC

Harneys Services (Cayman) Limited,

4th Floor, Harbour Place,

103 South Church Street, PO Box 10240,

Grand Cayman KY1-1002,

Cayman Islands

Haitong International Asset Management (HK) Limited
22/F, Li Po Chun Chambers
189 Des Voeux Road Central

Hong Kong

Shengzu Wang, a citizen of Hong Kong

22/F, Li Po Chun Chambers

189 Des Voeux Road Central

Hong Kong

Item 2(c).	Citizenship: Please refer to Item 2(b).

Item 2(d).	Title of Class of Securities: Class A Ordinary Shares, par value US$0.00005 per share (the “Shares”)

Item 2(e).	CUSIP Number: CUSIP number 90354D104 has been assigned to the ADSs of the Issuer, each ADS representing ten Class A ordinary shares, par value US$0.00005 per share.

Item 3.	If This Statement Is Filed Pursuant to Sections 240.13d-1(b) or 240.13d-2(b) or (c):

This Item 3 is inapplicable.

CUSIP No.	90354D104	Page 6 of 7

Item 4.	Ownership.

1.	AI Global Investment SPC

(a)	Amount beneficially owned: 24,019,800(1)(2)(3)

(b)	Percent of class: 9.74%(1)(2)(3)(4)

(c)	Number of shares as to which the person has:

(i)	Sole power to vote or to direct the vote: 0

(ii)	Shared power to vote or to direct the vote: 24,019,800(1)(2)(3)

(iii)	Sole power to dispose or to direct the disposition of: 0

(iv)	Shared power to dispose or to direct the disposition of: 24,019,800(1)(2)(3)

2.	Haitong International Asset Management (HK) Limited

(a)	Amount beneficially owned: 24,019,800(1)(2)(3)

(b)	Percent of class: 9.74%(1)(2)(3)(4)

(c)	Number of shares as to which the person has:

(i)	Sole power to vote or to direct the vote: 0

(ii)	Shared power to vote or to direct the vote: 24,019,800(1)(2)(3)

(iii)	Sole power to dispose or to direct the disposition of: 0

(iv)	Shared power to dispose or to direct the disposition of: 24,019,800(1)(2)(3)

3.	Shengzu Wang

(a)	Amount beneficially owned: 24,019,800(1)(2)(3)

(b)	Percent of class: 9.74%(1)(2)(3)(4)

(c)	Number of shares as to which the person has:

(i)	Sole power to vote or to direct the vote: 0

(ii)	Shared power to vote or to direct the vote: 24,019,800(1)(2)(3)

(iii)	Sole power to dispose or to direct the disposition of: 0

(iv)	Shared power to dispose or to direct the disposition of: 24,019,800(1)(2)(3)

________________
(1)
AI Global Investment SPC, a Cayman Islands exempted segregated portfolio company with limited liability (“AI Global”), is currently the record holder of: (i) 101,012 ADSs, which represent 1,010,120 Class A Ordinary Shares (the “Fund 1 Shares”) acting on behalf and for the account of Haitong-Harvest Global Technology Fund S.P.; (ii) 540,568 ADSs, which represent 5,405,680 Class A Ordinary Shares (the “Fund 2 Shares”) acting on behalf and for the account of Haitong Momentum Investment Fund I S.P.; and (iii) 1,760,400 ADSs, which represent 17,604,000 Class A Ordinary Shares (together with the Fund 1 Shares and the Fund 2 Shares, the “Shares”) acting on behalf and for the account of AI Investment Fund S.P.

(2)
Haitong International Asset Management (HK) Limited (the “Investment Manager”) serves as the investment manager to AI Global with respect to the Shares, and in such capacity, the Investment Manager possesses voting control and the power to direct the disposition of the Shares. Accordingly, for the purposes of Reg. Section 240.13d-3, the Investment Manager may be deemed to beneficially own the Shares. The Investment Manager disclaims beneficial ownership of the Shares except to the extent of its pecuniary interest therein, if any.

(3)
Shengzu Wang is the Chief Investment Officer and Managing Director of the Investment Manager and, in such capacity, Shengzu Wang exercises voting control over the Investment Manager with respect to its role as investment manager to AI Global with respect to the Shares. Accordingly, for the purposes of Reg. Section 240.13d-3, Shengzu Wang may be deemed to beneficially own the Shares. Shengzu Wang disclaims beneficial ownership of the Shares except to the extent of his pecuniary interest therein, if any.

(4)	Calculations are based on 246,686,120 Class A ordinary shares of the Issuer outstanding, as reported in the Issuer’s Form 20-F filed with the Securities and Exchange Commission on March 29, 2023.

CUSIP No.	90354D104	Page 7 of 7

The filing of this Schedule 13G shall not be construed as an admission that the Reporting Persons, or any of their subsidiaries or affiliates, is or are the beneficial owners of the Shares for any other purpose than Section 13(d) and 13(g) of the Act, as amended.

Item 5.	Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☐

Item 6.	Ownership of More Than Five Percent on Behalf of Another Person. This Item 6 is not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person. This Item 7 is not applicable.

Item 8.	Identification and Classification of Members of the Group. This Item 8 is not applicable.

Item 9.	Notice of Dissolution of Group. This Item 9 is not applicable.

Item 10.	Certification. This item 10 is not applicable.

DATED: April 30, 2024

AI GLOBAL INVESTMENT SPC

Acting on behalf of and for the account of Haitong-Harvest Global Technology Fund S.P.

By:	/s/ Chen Jiwen
Name:	Chen Jiwen
Title:	Director

AI GLOBAL INVESTMENT SPC

Acting on behalf of and for the account of Haitong Momentum Investment Fund I S.P.
By:	/s/ Chen Jiwen
Name:	Chen Jiwen
Title:	Director

AI GLOBAL INVESTMENT SPC

Acting on behalf of and for the account of AI Investment Fund S.P.

By:	/s/ Chen Jiwen
Name:	Chen Jiwen
Title:	Director

HAITONG INTERNATIONAL ASSET MANAGEMENT (HK) LIMITED

By:	/s/ Shengzu Wang
Name:	Shengzu Wang
Title:	Director

/s/ Shengzu Wang
SHENGZU WANG

* Attention. Intentional misstatements or omissions of fact constitute federal criminal violations (see 18 U.S.C. 1001).